

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 23, 2011

<u>Via E-mail</u>
Mr. Arnold Tinter
Chief Financial Officer
AgriSolar Solutions, Inc.
90 Madison Street, Suite 701
Denver, CO 80206

> **Re:** **AgriSolar Solutions, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2011**
> **Filed July 14, 2011**
> **Form 10-Q for the quarter ended September 30, 2011**
> **Filed November 16, 2011**
> **File No. 333-141201**

Dear Mr. Tinter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended March 31, 2011</u>

<u>We rely on contractual arrangements with our PRC operating affiliate, page 16</u>

1. In future filings, please disclose the date that the agreements expire and the conditions under which a party may terminate the agreements before expiration. Also, with a view toward disclosure, please tell us whether applicable authorities have found agreements of the type you mention in this section to be insufficient to achieve their purpose.

Related Transactions, page 63

2. Please tell us where you filed as exhibits the agreements mentioned in this section.

Form 10-Q for the Quarter Ended September 30, 2011

Financial Statements

Balance Sheet, page 1

3. Please tell us the reason for the significant increase in accounts receivable at September 30, 2011 considering the decrease in revenue during the three months ended September 30, 2011 and how you considered any deterioration in the aging of your accounts receivable in determining the adequacy of your allowance for doubtful accounts.

Management's Discussion and Analysis

Results of Operations for the Three Months Ended September 30, 2011 Compared to the Three Months Ended September 30, 2010, page 22

Liquidity and Capital Resources, page 26

4. We reference your disclosure on page 22 that the decrease in revenue resulted from a delay in shipping products to customers with older outstanding accounts receivable balances. We also reference the discussion on page 26 that your receivables tend to be outstanding for extended periods of time. We note that the majority of your receivables are over 90 days old and that a significant amount is over 180 days old. Please tell us the nature of your receivables that results in them being outstanding for extended periods of time. In addition, clarify whether your decision to delay shipping products was the result of increased collectability concerns. Please tell us how you considered this deterioration in the receivables and the significant aging of these accounts in your conclusion that your receivables, not reserved for, are collectible. In addition, clarify all the factors you considered in determining the adequacy of your allowance for doubtful accounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Arnold Tinter
AgriSolar Solutions, Inc.
November 23, 2011
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606, or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551-3602 or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 with any other questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian R. Cascio
Accounting Branch Chief

cc (via e-mail): Gary S. Joiner, Esq.